ARLS
P.E. 12/31/01









AMERICAN **STONE** INDUSTRIES Inc.

2001 Annual Report

AMERICAN STONE INDUSTRIES
(AMST)

American Stone Industries, Inc.

American Stone Industries is a holding company that mines and sells stone predominantly for the building stone market through its wholly owned subsidiaries American Stone Corporation and Amherst Stone at Cleveland Quarries, Inc. American Stone Corporation owns and operates Cleveland Quarries in Amherst, Ohio, one of the world□s largest sandstone quarries. Amherst Stone is a distributor of stone products to northern Ohio landscapers and builders. The common stock of American Stone Industries is traded on the OTC Bulletin Board under the symbol AMST.

FINANCIAL HIGHLIGHTS

	December 31,			
	2001	2000	1999	1998
Sales	$ 3,786,940	$ 3,778,681	$ 3,439,798	$ 3,221,762
Cost of goods sold	3,329,718	2,647,865	2,754,424	2,124,649
Loss from closing Tyrrell Stone Design, Ltd.	---	---	140,895	---
Selling and administrative expenses	989,406	841,928	851,853	888,899
Other income (expenses):				
Interest income	4,500	12,710	2,308	4,203
Interest expense	(137,001)	(127,281)	(106,268)	(88,170)
Provision for income taxes	---	---	---	---
Net income (loss)	$ (664,685)	$ 174,317	$ (411,334)	$ 124,247
Net income (loss) per common share:				
Basic	$ (0.34)	$ 0.10	$ (0.24)	$ 0.07
Diluted	$ (0.34)	$ 0.09	$ (0.24)	$ 0.07
Average common shares outstanding:				
Basic	1,936,364	1,831,350	1,716,652	1,661,364
Diluted	1,936,364	1,837,708	1,716,652	1,661,364
Current assets	$ 2,086,594	$ 1,954,186	$ 1,690,139	$ 1,859,851
Property, plant and equipment, net	3,491,349	3,351,817	3,001,369	2,652,704
Total assets	5,628,236	5,358,599	4,746,440	4,713,410
Current liabilities	1,859,944	1,327,838	1,576,505	1,272,048
Long-term liabilities	670,591	268,375	527,366	411,959
Stockholders□ equity	3,097,701	3,762,386	2,642,569	3,029,403
Working capital	226,650	626,348	113,634	587,803
Intangible assets, net of amortization	35,704	38,680	41,656	188,185
Short-term interest bearing obligations	1,085,261	891,964	1,082,058	678,813
Long-term interest bearing obligations	670,591	268,375	527,366	411,959

Front Cover: American Stone is expanding use of its Berea sandstone in the high-end residential market as well as in landscaping, historical restoration and institutional construction projects. The new private home shown on the cover incorporates sandstone from Cleveland Quarries for door and window surrounds, balusters, landscaping and other architectural elements.

Creative: Jared Reid Design

To Our Stockholders:

The year 2001 was a difficult one for American Stone Industries. In the first six months sales dropped precipitously as a result of the overall economic uncertainty. At the same time several large architectural projects were delayed three to six months, which exacerbated the weak demand for landscape and fabricated products early in the year. To help offset the sales decline, we reduced prices to move product. This produced sales, but the result was lower-margin work moving through the plant during most of the year.

At the end of 2000, we announced a strategy of overcoming our fixed costs and ramping up sales at a rapid rate. That strategy was implemented at the end of 2000 and continued into the early months of 2001. The strategy included personnel additions in sales and manufacturing and increased spending on promotional literature, a new showroom, trade-show attendance and travel.

Unfortunately, the dollars were being committed at the same time that the economy was slowing. The effect was a drastic reduction in sales early in the year coupled with increasing costs in both marketing and manufacturing. First-quarter sales were one-third the expected volume, and the net loss was substantial.

Gross profit margin for the full year fell from 30% in 2000 to 11% in 2001. The decline was due to an adverse product mix, competitive pricing in a weak market, and manufacturing inefficiencies resulting from machinery and tooling problems, turnover in supervisory personnel and low volumes. General and administrative costs rose from $842,000 in 2000, or 22.3% of sales, to $989,000 in 2001, or 26.1% of sales, due to higher marketing spending.

For the year, the Company had a net loss of $665,000, which represented a cash loss of approximately $100,000. We covered the loss by extending payables and negotiating a temporary $200,000 line-of-credit extension. That line expired and was not renewed as of September 30, 2001.

Despite the difficulties, there were some bright spots in 2001. One was the emergence of Amherst Stone at Cleveland Quarries. Our new in-house distributor is now a major supplier of stone products for builders and landscapers in communities west of Cleveland. Opening as a startup business on April 1, Amherst Stone did not begin outside selling until November, when staffing was completed. Even so, the operation exceeded planned revenues and profits for the year. In 2002, with a full team on board, more off-season marketing and a full year of business, Amherst Stone is expected to significantly contribute to Company profits.

Another positive development last year was the addition of some strong new distributors in Canada, New York, Kansas, Michigan and Virginia during the second half of 2001. These distributors generated incremental sales last year and we for higher sales from them in 2002.

A third positive development was the marketing investment we made last year. We added people, programs, tools and facilities that have made us a more effective sales organization. The marketing overhead now in place can and will support a significantly higher sales level.

As we start 2002, we are committed to improving profitability. The business plan has three main components:

1. **Increase overall sales.** The fixed cost nature of the Cleveland Quarries operation makes it imperative to ramp up sales quickly. Manpower has been reallocated to provide increased sales efforts with no additional headcount. To increase customer base, our people are traveling more, and we are expanding our involvement in a wider group of professional and trade organizations.

2. **Improve manufacturing.** To increase gross profit margins in 2002 we are implementing improvements in inventory planning, block availability and selection, fabrication department throughput and diamond blade usage.

3. **Leverage our assets.** Company is currently leasing two small parcels of property to other businesses that pay rent and/or royalties for stone products used in their operations. We have three project studies underway that could significantly increase income from royalties and/or property leases.

As usual in this seasonal business, the first quarter will be slower than the remainder of the year. However, we enter 2002 with a backlog in excess of $1.1 million versus a backlog of just $138,000 at the same time last year. This backlog should partially offset the normal seasonal effect and jumpstart our efforts to increase sales.

In closing, we thank our shareholders, our customers and our employees for their support. We believe the Company is on the right track to achieve higher sales and profits, and we hope to demonstrate that in 2002.

James M. Rallo
President and Chief Executive Officer

March 5, 2002

MANAGEMENT□S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Set forth below is a discussion of the principal factors that affected the Company□s results of operations during each of the two most recent fiscal periods. This discussion should be read in conjunction with the Company□s Consolidated Financial Statements and the notes thereto included elsewhere in this report.

COMPANY OVERVIEW

Total Revenue

Total revenue increased by $8,259, or by .2%, from $3,778,681 in 2000 to $3,786,940 in 2001. The increase was due to $586,000 in sales from the new in-house distributor, Amherst Stone. Sandstone represented approximately $300,000 of those sales, therefore 2001 sales were $280,000 less than the previous year for quarried and manufactured product.

Gross Profit

Gross profit decreased 60%, from $1,130,816 in 2000 to $457,222 in 2001. Gross margin as a percentage of sales decreased from 30% in 2000 to 12% in 2001. The decrease was due to a shift in products sold from the higher margin architectural product to the lower margin landscape (primarily split) products. Architectural product sales were approximately $400,000 less than the previous year. Also contributing to the decrease in gross profit were manufacturing inefficiencies in the first half of the year related to lower volumes and production problems. Some price reductions taken to move product also reduced gross profit and revenue.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $147,478 to $989,406 in 2001 from $841,928 in 2000. As a percentage of total revenue, selling, general and administrative expenses increased to 26% in 2001 from 22% in 2000. The increase in selling, general and administrative costs was due to increased overhead related to the Amherst Stone addition and increased marketing expenses that were planned in conjunction with the 2001 sales and marketing plans. These expenses included additional sales personnel as well as promotional materials and showroom expenses.

Other Income (Expense)

Interest expense increased from $127,281 in 2000 to $137,001 in 2001 due to an increase in the amount borrowed on the line of credit as well as the lease costs for the new quarry saw. Interest income declined due to a significantly small average cash balance during the year. Interest income decreased from $12,710 in 2000 to $4,500 in 2001.

Income

The Company had a net loss of $664,685 in 2001 compared with net income of $174,317 in 2000. The loss in 2001 was due to a combination of decreased sales in higher margin products, lower manufacturing efficiencies, and increased selling, general and administrative expenses.

Cash Flow and Liquidity

In February, 2001, the Company refinanced its bank line of credit. The new credit agreement provides for maximum borrowings of $500,000, with interest payable monthly at a rate equivalent to the bank□s prime lending rate. Borrowings under the agreement are secured by substantially all real estate, inventory and equipment of the Company. In April of 2001, the Company negotiated an additional temporary line of credit for $200,000. That line was not renewed and, as of September 30, 2001, the Company was in default on that portion of the line and was still in default at December 31, 2001. Additionally the Company was in arrears on its personal property tax obligations. Please see Note 11, Subsequent Events, for further discussion of the Company receiving additional funds in 2002 and curing the defaults on its obligations. The outstanding balances at December 31, 2001 and 2000 were $694,245 and $444,684, respectively.

In June 2000, the Company negotiated a private placement equity investment of $900,000 from Roulston Venture Capital, L.P. The Partnership acquired 200,000 shares of newly issued common stock at $4.50 per share, the then-current market price, in a transaction approved by a majority of the independent members of the Board.

Management believes that the Company does not currently have, and is not expected to have within the next 12 calendar months, any cash flow or liquidity problems. Management believes that the Company is not in default with respect to any note, loan, lease or other indebtedness or financing agreement. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

FORWARD LOOKING STATEMENTS

The Company is making this statement in order to satisfy the □safe harbor□ provisions contained in the Private Securities Litigation Reform Act of 1995. This report includes forward-looking statements relating to the business of the Company. Forward-looking statements contained herein or in other statements made by the Company are made based on Management□s expectations and beliefs concerning future events impacting the Company. These events are subject to uncertainties and factors relating to the Company□s operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. Such unexpected developments could cause actual results of the Company to differ materially from those matters expressed in or implied by forward-looking statements. The Company believes that the following factors, among others, could affect its future performance and cause actual results of the Company to differ materially from those expressed in or implied by forward-looking statements made by or on behalf of the Company: (a) general economic, business and market conditions; (b) competition; (c) the success of advertising and promotional efforts; (d) trends within the building construction industry; (e) the existence or absence of adverse publicity; (f) changes in relationships with the Company□s major customers or in the financial condition of those customers; and (g) the adequacy of the Company□s financial resources and the availability and terms of any additional capital.

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of American Stone Industries, Inc. and Subsidiaries
Amherst, Ohio

We have audited the consolidated balance sheets of American Stone Industries, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Stone Industries, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hobe & Lucas

Independence, Ohio
February 12, 2002

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets		
Cash and cash equivalents	$ 27,733	$ 232,972
Accounts receivable, net of allowance for doubtful accounts of $40,000 - 2001 and $55,322 - 2000	658,322	677,020
Prepaid expenses	78,811	32,221
Inventory	1,321,728	1,011,973
Total current assets	2,086,594	1,954,186
Property, Plant and Equipment, Net	3,491,349	3,351,817
Other Assets		
Intangibles, Net of amortization	35,704	38,680
Restricted cash	13,589	12,916
Deposits	1,000	1,000
	50,293	52,596
	$ 5,628,236	$ 5,358,599

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current Liabilities		
Bank line of credit	$ 694,245	$ 444,684
Current portion of notes payable	391,016	447,280
Accounts payable	499,164	271,765
Accrued and withheld payroll and payroll taxes	77,701	98,451
Accrued liabilities	197,818	65,658
Total Current Liabilities	1,859,944	1,327,838
Long Term Liabilities		
Notes payable	670,591	268,375
Stockholders' equity		
Common stock, $.001 par value 20 million shares authorized 1,936,364 shares issued and outstanding	1,936	1,936
Additional paid-in capital	4,819,738	4,819,738
Accumulated deficit	(1,723,973)	(1,059,288)
	3,097,701	3,762,386
	$ 5,628,236	$ 5,358,599

See notes to consolidated financial statements

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Sales	$3,786,940	$3,778,681
Cost of goods sold	3,329,718	2,647,865
Gross profit	457,222	1,130,816
Selling and administrative expenses	989,406	841,928
(Loss) income from operations	(532,184)	288,888
Other Income/(Expense)		
Interest income	4,500	12,710
Interest expense	(137,001)	(127,281)
	(132,501)	(114,571)
(Loss) income before provision for income taxes	(664,685)	174,317
Provision for income taxes	-	-
Net (loss) income	$ (664,685)	$ 174,317
Net (Loss)/Income per Common Share		
Basic	$ (.34)	$ .10
Diluted	$ (.34)	$ .09

See notes to consolidated financial statements

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional		Total
	Issued Shares	Par Value	Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance, January 1, 2000	1,723,364	$1,723	$3,874,451	$(1,233,605)	$2,642,56
Shares issued in stock option exercise	13,000	13	45,487	-	45,50
Shares issued	200,000	200	899,800	-	900,00
Net income	-	-	-	174,317	174,31
Balance, December 31, 2000	1,936,364	$1,936	$4,819,738	$(1,059,288)	$3,762,386
Net income	-	-	-	(664,685)	(664,68
Balance, December 31, 2001	1,936,364	$1,936	$4,819,738	$(1,723,973)	$3,097,701

See notes to consolidated financial statements

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Net Income	$ (664,685)	$ 174,317
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation, amortization and depletion	416,325	316,816
Gain on sale of equipment	(2,300)	(25,000)
Changes in assets and liabilities:		
Decrease in accounts receivable	18,698	6,764
(Increase) in inventory	(309,755)	(110,872)
(Increase) Decrease in prepaid expenses	(46,590)	22,655
Increase (Decrease) in payables and accrued liabilities	338,809	(58,573)
Other, net	(673)	(640)
Total Adjustments	414,514	151,150
Net Cash Provided by (Used in) Operating Activities	(250,171)	325,467
Cash Flows from Investing Activities:		
Proceeds from sale of equipment	2,300	25,000
Purchase of property, plant and equipment	(552,881)	(664,288)
Net Cash Used in Investing Activities	(550,581)	(639,288)
Cash Flows from Financing Activities:		
Net borrowings under line of credit arrangements	249,561	(224,036)
Proceeds from long term debt	1,063,130	17,854
Repayment of long term debt	(717,178)	(242,903)
Proceeds from issuance of common stock	-	945,500
Net Cash Provided by Financing Activities	595,513	496,415
Net (Decrease) Increase in Cash and Cash Equivalents	(205,239)	182,594
Cash and Cash Equivalents at Beginning of Year	232,972	50,378
Cash and Cash Equivalents at End of Year	$ 27,733	$ 232,972
Supplemental Disclosure of Cash Flows Information:		
Interest paid	$ 137,000	$ 128,000
Taxes paid	$ -	$ -

See notes to consolidated financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of American Stone Industries, Inc. and Subsidiaries, (hereinafter "ASI" or the "Company") is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Business Activity

American Stone Industries, Inc. (a Delaware corporation) is a publicly-held company whose stock is traded on the OTC Bulletin Board. American Stone Industries, Inc. ("ASI") is a holding company that mines and sells stone predominantly for the building stone market through its wholly owned subsidiary, American Stone Corporation ("ASC"). ASC owns and operated the Cleveland Quarries in Amherst, Ohio.

In January of 2001, the Company created a wholly-owned subsidiary, known as Amherst Stone at Cleveland Quarries, Inc. (Amherst Stone) to act as a distributor directly to northern Ohio builders and landscapers. The Company intends Amherst Stone to act as a full-time supplier of Cleveland Quarries sandstone and other natural stone products.

Property, Plant and Equipment - At Cost

Property, plant and equipment at December 31, 2001 and 2000 consisted of:

	2001	2000
Land	$ 442,110	$ 443,997
Buildings and improvements	1,398,553	981,208
Equipment	2,792,106	2,487,528
Computers	61,171	47,986
Vehicle	11,000	11,000
Construction in progress	41,729	223,956
	4,746,669	4,195,675
Less: Accumulated depreciation	1,255,320	843,858
Net property, plant and equipment	$3,491,349	$3,351,817

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depletion is being calculated based on management's estimate of sandstone reserves. There is no engineer's estimate available for such reserves. Depletion amounted to $1,887 and $1,374 for the year ended December 31, 2001 and 2000, respectively.

The cost of depreciable property is being depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting. Depreciation expense was $411,462 and $312,467 for the year ended December 31, 2001 and 2000, respectively.

Construction in progress for 2001 represents costs incurred to date for the purchase and installation of sandblasting equipment and upgrades to the production buildings.

Routine maintenance and repairs are charged to operations when incurred. Expenditures which materially increase value or extend lives are capitalized.

Principles of Consolidation

The accompanying financial statements include the accounts of American Stone Industries, Inc. and its wholly-owned subsidiaries American Stone Corporation and Amherst Stone at Cleveland Quarries, Inc. for the year ended December 31, 2001 and American Stone Industries, Inc. and American Stone Corporation for the year ended December 31, 2000. All significant inter-company transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of financial reporting, the Company considers all highly-liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Intangibles

Goodwill is being amortized on the straight-line method over a twenty and thirty year period. Other intangible assets, including trademarks are amortized over their economic lives. Amortization expense for the years ended December 31, 2001 and 2000 were $2,976 and $2,976, respectively. At December 31, 2001 and 2000, intangibles are $35,704 and $38,680 net of accumulated amortization of $18,580 and $15,604, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets."

This statement eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with a determinable useful life will continue to be amortized. The Company will adopt SFAS No. 142 effective January 1, 2002, which will require the Company to cease amortization of its remaining net goodwill balance and to perform an impairment test of its existing goodwill based on a fair value concept. Although the Company is still reviewing the provisions of these Statements, it is management's preliminary assessment that goodwill impairment will not result upon adoption.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, principally consist of accounts receivable. The Company's policies do not require collateral to support customer accounts receivables.

The Company conducts a major portion of its business with certain customers that accounted for more than ten percent of total revenues in the year 2000. Sales and outstanding accounts receivable to these customers were $670,000 and $70,000 respectively, for the year ended December 31, 2000. No significant concentrations existed in 2001.

Income Per Common Share

Income per common share is based on the weighted average number of shares outstanding which was 1,936,364 and 1,831,350 for the years ended December 31, 2001 and 2000, respectively.

The exercise of outstanding stock options would not result in material dilution.

Inventory

The inventories which consist of sandstone are stated at the lower of first-in, first-out (FIFO) cost or market.

Restricted Cash

The Company's certificate of deposit is assigned to the Ohio Department of Natural Resources Division of Reclamation.

NOTE 2 - STOCKHOLDERS' EQUITY

At December 31, 1998, the Company had outstanding stock options to an officer totaling 25,000 shares at $5.00 per share which were awarded in February, 1997 at the then fair market value of the shares. These options are not part of the options plans adopted June 24, 1998 (Note 3). These options expired in February, 2000. None of these options were exercised during 2000.

On October 1, 1999, the Company signed an interest-only note with Roulston Ventures Limited Partnership (RVLP) for $150,000. Repayment of principal is to be made on October 1, 2002. At any time up to the maturity date, RVLP has the right to convert the debt into shares of common stock at $5.50 per share.

On July 10, 2000, the Company issued 200,000 of common stock to Roulston Venture Capital Limited Partnership in a private placement transaction for an aggregate purchase price of $900,000, or $4.50 per share, the then current market price.

NOTE 3 - STOCK OPTION PLANS

The Company maintains the 1998 Management Stock Option Plan (management plan). Options granted under the management plan may be either incentive stock options or non-statutory stock options. The options expire on the fifth anniversary of the date of grant with remaining terms to be determined by the sole discretion of a committee of members of the Company's Board of Directors. The management plan provides that the Company may grant options (generally at fair market value at the date of grant) for not more than 300,000 shares of common stock to management employees. Options granted are generally exercisable one year after the date of grant. At December 31, 2001 and 2000, 20,000 options with exercise prices ranging from $3.50 to $5.00 were outstanding and exercisable.

Additionally, the Company maintains the 1998 Non-Employee Director Stock Option Plan (director plan). The director plan provides for the granting of stock options to members of the Board of Directors who are not employees of the Company. There are 300,000 shares available for grant under the plan. Each option is exercisable one year after the date of grant and expires five years after the date of grant. Each eligible director receives an option to purchase 1,500 shares (3,000 shares for the Board's Chairman) of common stock on the date of the annual meeting and 150 shares (300 shares for the Board's Chairman) of common stock for each Director or Committee meeting attended. Each option shall be at fair market value on the date of the grant. At December 31, 2001, 88,200 shares with exercise prices ranging from $2.37 to $8.75 ($4.93 weighted average) were outstanding, 65,550 of which were exercisable. At December 31, 2000, 65,550 shares with exercise prices ranging from $2.37 to $8.75 ($5.23 weighted average) were outstanding, 41,850 of which were exercisable.

NOTE 3 - STOCK OPTION PLANS (Continued)

A summary of option activity under the plans follows:

	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at January 1, 2000	74,850	$ 4.58
Granted	23,700	$ 5.70
Exercised	(13,000)	$ 3.50
Canceled	-	$ -
Outstanding at December 31, 2000	85,550	$ 5.06
Granted	22,650	$ 4.07
Exercised	-	$ -
Canceled	-	$ -
Outstanding at December 31, 2001	108,200	$ 4.85
Options exercisable at December 31, 2001	85,550	$ 5.06
Options exercisable at December 31, 2000	61,850	$ 4.81

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APBO No. 25), and related interpretations, in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires use of highly subjective assumptions in option valuation models. Under APBO No. 25, because the exercise price of the Company's stock options granted is not less than fair market price of the shares at the date of grant, no compensation is recognized in the financial statements.

Pro forma information regarding net income and earnings per share, determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, is required by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for all options granted: a risk free interest rate of 1.84% and 5.73% for 2001 and 2000, respectively, an expected life of the options of five years, no expected dividend yield and a volatility factor of 10%.

NOTE 3 - STOCK OPTION PLANS (Continued)

Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net income and earnings per share for 2001 and 2000 would have been as follows:

	2001	2000
Net Income		
As reported	$(664,685)	$174,317
Pro forma	$(757,020)	$101,467
Basic earnings per share:		
As reported	$ (.34)	$ .10
Pro forma	$ (.39)	$ .06
Diluted earnings per share:		
As reported	$ (.34)	$ .09
Pro forma	$ (.39)	$ .05

NOTE 4 - LINE OF CREDIT

The Company has a line of credit with maximum borrowings of $500,000. The note provides for borrowing with interest payable monthly at a rate equivalent to the bank's prime lending rate (4.75% and 9.5% at December 31, 2001 and 2000, respectively). The debt agreement contains certain restrictive terms and covenants. The Company was in compliance with its covenant at December 31, 2000. At December 31, 2001, the outstanding balance was $694,245 which exceeded the $500,000 maximum by $194,245. As a result, the Company was not in compliance with the loan covenants at December 31, 2001. The Company has obtained a waiver from the bank and has subsequently paid down the debt to comply (Note 11). The debt is secured by substantially all real estate, inventory, and equipment of the Company. The outstanding balance at December 31, 2001 and 2000 was $694,245 and $444,684, respectively.

NOTE 5 - LONG TERM DEBT

In February 2001, the Company negotiated a new debt financing agreement with a bank for $900,000. As a result, the Company consolidated three of its existing term loans into a single loan with an interest rate of 8.0%.

NOTE 5 - LONG TERM DEBT (Continued)

	2001	2000
9%, note payable to bank with interest only until March, 1998 then payable in monthly installments of $10,407 including interest, secured by substantially all real estate, inventory and equipment of the Company. Amount refinanced in 2001.	$ -0-	$215,302
6.29%, note secured by equipment payable in 24 monthly installments of $1,067. Final payment due December, 2001.	-0-	14,147
Unsecured note payable to Roulston Ventures L.P. Interest only payable quarterly at 8%. Balance due October 1, 2002. Convertible to common stock at note holders option on or before due date. Convertible at $5.50 per share.	150,000	150,000
Note payable to bank payable in monthly installments of $3,143 including interest at prime plus 0.75% (prime was 9.5% at December 31, 2000), secured by substantially all real estate, inventory and equipment of the Company. Amount refinanced in 2001.	-0-	107,782
7.76%, note payable to bank. Payable in monthly installments of $10,442 plus interest. Secured by substantially all real estate, inventory and equipment of the Company. Amount refinanced in 2001.	-0-	210,570
6.99%, note secured by equipment payable in 24 monthly installments of principal and interest, final payment due July, 2002.	6,808	17,854
Note secured by equipment with principal payable in 12 monthly installments of $1,105. Final payment due February 1, 2002.	2,210	-0-

NOTE 5 - LONG TERM DEBT (Continued)

	2001	2000
8.52%, note payable to bank. Secured by equipment payable in monthly installments of principal and interest of $2,248. Final payment due December 1, 2005.	$ 91,188	$ -0-
8.00%, note payable to bank. Payable in monthly installments of $18,297 which includes principal and interest. Final payment due February 1, 2006. Secured by blanket lien on all real estate, inventory, receivables and equipment of the Company. The agreement contains certain restrictive covenants which the Company was in violation at December 31, 2001. The Company has obtained a waiver from the bank.	783,400	-0-
6.90%, note secured by equipment with payments of $1,206 monthly which includes principal and interest. Final payment due December 1, 2003.	28,001	-0-
	1,061,607	715,655
Less: Current Portion	391,016	447,280
	$ 670,591	$268,375

Following is a summary of future maturities of long term debt as of December 31, 2001:

2002	$ 391,016
2003	212,129
2004	214,969
2005	233,173
2006	10,320
	$1,061,607

NOTE 6- FAIR VALUE OF FINANCIAL STATEMENTS

The carrying amounts of cash, accounts receivable, accounts payable, and long-term debt approximate the fair value reported in the balance sheet. The fair value of long-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities.

NOTE 7 - FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY

The Company and its subsidiaries operated predominantly in one industry, the design, quarrying and cutting of sandstone primarily used in the construction industry.

NOTE 7 - FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY (Continued)

Following is the information regarding the Company's continuing operations by geographic location.

	2001	2000
Net sales, including geographic transfers		
United States	$3,377,638	$3,453,263
Canada	409,302	325,418
	$3,786,940	$3,778,681
Income (Loss) from operations:		
United States	$ (532,184)	$ 288,888
Canada	-	-
Income (Loss) from operations:	(532,184)	288,888
Interest expense	(137,001)	(127,281)
Interest income	4,500	12,710
Income (Loss) from operations before income taxes	$ (664,685)	$ 174,317
Identifiable assets:		
United States	$5,628,236	$5,358,599
Canada	-	-
	$5,628,236	$5,358,599

NOTE 8 - LEASES

The Company has entered into operating leases agreements for trucks and equipment. Lease payments in 2001 amounted to $59,404.

Below is a five year scheduled of minimum lease payments.

2002	$ 50,467
2003	35,076
2004	20,328
2005	4,195
2006	-
	$110,066

NOTE 9- INCOME TAXES

Income taxes on continuing operations include the following:

	2001	2000
Currently payable	$ -	$ -
Deferred	-	-
Total	$ -	$ -

A reconciliation of the effective tax rate with the statutory U.S. income tax rate is as follows:

	2001		2000	
	Income	% of Pretax Amount	Income	% of Pretax Amount
Income taxes per statement of income	$ -0-	0 %	$ -0-	0 %
Tax rate differences resulting from:				
Income (loss) for financial reporting purpose without tax expense or benefit. Utilization of loss carry-forward (unavailable for carryback against prior income taxes paid)	(225,993)	(34)%	59,268	34 %
Income taxes at statutory rate	$(225,993)	(34)%	$59,268	34 %

For United States tax purposes, the Company has available at December 31, 2002, unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

Amount of Unused Operating Loss Carry-forwards	Expiration During Year Ended December 31,
$ 48,000	2007
1,553,000	2008
470,000	2009
773,000	2010
131,000	2012
650,000	2019
21,000	2020
665,000	2021
$4,311,000	

NOTE 9 - INCOME TAXES (Continued)

Utilization of the net operating loss carry-forward is contingent upon the Company having sufficient taxable income in the future.

The Company's deferred tax assets and liabilities at December 31, 2001 and 2000 consist of:

	2001	2000
Deferred tax asset	$ 2,013,000	$ 1,240,000
Valuation allowance	(1,761,000)	(1,165,000)
Deferred tax liability	(252,000)	(75,000)
	$ -	$ -

Deferred taxes are provided for temporary differences in deducting expenses for financial statement and tax purposes. The principal source for deferred tax assets are different methods for recovering depreciation and net operating loss carry-forward. No deferred taxes are reflected in the balance sheet at December 31, 2001 and 2000 due to a valuation allowance. As of December 31, 2001 and 2000, the Company recognized a $596,000 and $82,000 increase in the valuation allowance, respectively.

NOTE 10 - PROFIT SHARING PLAN

American Stone Corporation has a 401(k) profit-sharing plan (the Plan) offered to employees with more than one year of service. Contributions under the Plan are discretionary and are determined annually by the Company's Board of Directors. In addition, the Plan provides for a match of 50% of employee contributions to the Plan up to 6% of employee wages. Company contributions to the plan in 2001 and 2000 were $14,901 and $11,333, respectively.

NOTE 11 - SUBSEQUENT EVENTS

In February 2002, the Company obtained a $500,000 loan from an individual investor. The loan provides for quarterly payments of interest only at 6% per annum with principal due and payable January 2007. The loan is convertible into common stock at $5.00 per share any time from the date the agreement is initiated until principal is paid in full.

The Company will use the loan proceeds to first pay down the line of credit to within the maximum borrowing limit, then use the remainder for operations.

Quarterly Results of Operations (unaudited)

2001	1st Q	2nd Q	3rd Q	4th Q
Sales	$367,875	$ 1,035,513	$1,242,396	$ 1,141,156
Gross profit	(92,782)	123,450	187,424	239,130
Net income (loss)	(309,332)	(109,922)	(84,493)	(160,938)
Net income (loss) per common share:				
Basic	$ (0.16)	$ (0.06)	$ (0.04)	$ (0.08)
Diluted	$ (0.16)	$ (0.06)	$ (0.04)	$ (0.08)
2000				
Sales	$ 589,913	$ 1,073,354	$ 1,061,761	$ 1,053,653
Gross profit	195,645	362,266	228,797	319,108
Net income (loss)	12,012	141,236	41,100	(20,031)
Net income (loss) per common share:				
Basic	$ 0.01	$ 0.08	$ 0.02	$ (0.01)
Diluted	$ 0.01	$ 0.08	$ 0.01	$ (0.02)

Market for Common Equity and Related Stockholder Matters

The common stock of American Stone Industries is traded in the over-the-counter market via the Bulletin Board maintained through the National Association of Securities Dealers, Inc. (NASD). The trading symbol of the common stock is AMST. The following table shows the high and low daily closing prices for the company□s stock for each quarter of 2001 and 2000.

Year Ended December 31, 2001	High	Low
First Quarter	$ 5.13	$ 4.50
Second Quarter	5.15	3.50
Third Quarter	5.00	4.50
Fourth Quarter	6.00	2.50

Year Ended December 31, 2000	High	Low
First Quarter	$ 6.63	$ 4.00
Second Quarter	6.25	5.25
Third Quarter	6.25	4.00
Fourth Quarter	5.00	3.63

As of March 5, 2002, there were 91 holders of record of common stock of the Company. The Company has paid no dividends on the common stock, and it is the Company□s present intention to reinvest earnings internally to finance expansion of its business. The Company□s ability to pay dividends is limited by the Company□s credit facility and is directly related to the Company□s future profitability and need for capital to support its growth.

Corporate and Shareholder Information

Board of Directors

Thomas H. Roulston, II
Chairman
Chairman of the Board
MJM Industries, Inc.
Fairport Harbor, Ohio
Electrical/electronic wire assemblies

Enzo Costantino
Treasurer, Chief Financial Officer and Controller
Terrazzo, Mosaic & Tile Company Limited
Toronto, Ontario
Distributors of dimensional stone

Glen Gasparini
President
Terrazzo, Mosaic & Tile Company Limited
Toronto, Ontario
Distributors of dimensional stone

Jacquita K. Hauserman
Management Consultant
Naples, Florida

Michael J. Meier
Director of Finance and IT
Specialty Resins and Formulators
PolyOne Corporation
Cleveland, Ohio
$2.7-billion international polymer services company

Timothy I. Panzica
Executive Vice President
Panzica Construction Company
Cleveland, Ohio
Commercial construction manager/general contractors

Louis Stokes
Senior Counsel
Squire, Sanders & Dempsey L.L.P.
Washington, DC
Cleveland-based law firm

Officers

Thomas H. Roulston, II
Chairman

James M. Rallo
President and Chief Executive Officer

Steve Mason
Vice President, Operations

Enzo Costantino
Treasurer

Michael J. Meier
Secretary

Corporate Office
American Stone Industries, Inc.
Cleveland Quarries
State Route 113
P.O. Box 261
Amherst, Ohio 44001
440-986-4501
www.amst.com

Annual Meeting
The Annual Meeting of Stockholders will be held Wednesday, April 24, 2002 at 11:30 a.m. at The Union Club, 1211 Euclid Ave., Cleveland, Ohio

Investor Information
Copies of the SEC Form 10-KSB will be provided without charge upon written request to the corporate office. Questions relating to share certificates should be directed to:

Transfer Agent/Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
800-622-6757

Other investor inquiries may be directed to:
Patrick Gallagher
Edward Howard & Co.
216-781-2400

Independent Accountants
Hobe & Lucas
Cleveland, Ohio

Legal Counsel
Arter & Hadden LLP
Cleveland, Ohio

QUALITY and DEPENDABILITY

from the 19TH to the 21ST Century











LONGEVITY and CRAFTSMANSHIP

AMERICAN **STONE** CORPORATION

www.amst.com

MAILING ADDRESS
P.O. Box 261 Amherst, OH 44001

PLANT ADDRESS
State Route 113, Amherst, OH 44001 TEL: 440·986·4501 FAX: 440·986·4531 1·800·248·0250